# rally



# Investment Deck

2024

rally | ourbus

# Legal disclaimers

## NOTICE TO RECIPIENTS

This presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See  “Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management’s beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See “Important Information” at the end of this presentation for additional details.

# Mass Mobility as a Service

Rally has solved **middle-mile** travel challenges for **millions** of riders by building an **asset-lite** dynamic **intercity** transportation network

**Rally's Mission:**

- 🚍 Meet **modern consumer** needs for peak travel, surge demand, & regional transportation
- 🚍 Generate new demand for buses through an **AI-powered** platform
- 🚍 Dispatch the **fragmented bus industry**'s fleets owned by local operators
- 🚍 Create a digital-first brand in buses with **network effects**
- 🚍 Become the **operating system** for bus operators

# Rally Metrics

Lifetime statistics

**10:1**

**Return on Equity**
capital efficiency ratio

**$120M**

**Revenue**
Since launch

| | |
|---|---|
| **144M** | lbs $CO_2$ offset |
| **3M** | rides completed |
| **4K** | bus stops |
| **400** | contracted companies |
| **40** | states served |
| **5** | active countries |
| **2** | complementary products |

**Page sources**
1. CO2 offset compares Rally bus ridership with the equivalent number of cars that would be needed to move the same amount of riders, an equivalent distance, with avg car loads, at avg fuel efficiency
2. Carbon footprint of diesel fuel

# About Rally Lines

Technology empowers smaller, flexible, & high quality bus operators to run intercity routes, scheduled service, and line-runs


CITY
CITY
CITY

Rally competes with large bus operators for line runs by aggregating the fleets of small operators.  With this approach, Rally has more buses of higher quality, more drivers, and more service centers to bring to the market.  This allows Rally to compete head-on in the same markets currently served by legacy providers while also creating new routes in underserved markets.

Lines DBA:

ourbus

## TRADITIONAL MODEL



Line-runs dominated by large legacy providers

## RALLY MODEL





Small operators are aggregated via a tech platform to provide a more flexible approach

# About Rally Events

Technology that flexibly creates pop up bus routes to address short term surge travel demand


RALLY POINT
RALLY POINT
DESTINATION
RALLY POINT
RALLY POINT

Rally creates dynamic bus routes, bringing supply online to meet the demand

- Individuals buy a ride
- Networked companies
- Unlimited buses
- Dynamic routes
- Automated planning
- Crowdfunded trips

Events DBA:

rally

## TRADITIONAL MODEL


A
B

Preformed groups **rent a bus** 1 company, 1 bus, 1 route Single planner and payer

# Revenue Performance

Top line financial performance from inception to 2027(E)



Revenue 2016 - 2027 1,2
$400M
$300M
$200M
$100M
$0M
Revenue negatively impacted by COVID-19
$2M
$7M
$9M
$17M
$5M
$11M
$28M
$34M
$44M
$75M
$189M
$313M
2016
2017
2018
2019
2020
2021
2022
2023
2024(E)
2025(E)
2026(E)
2027(E)


1.Revenue projections in 2024-2027 assume $20M invested over three tranches for new growth initiatives.
2.Revenue assumptions for Lines and Events businesses are dependent on near-term capital spend initiatives



rally

# Opportunity Quantified

Rally does *not* own buses!

**$20B**

**U.S. TAM**
as of 2022

**$5B**

**Unsold Seats**
unoccupied annually in the US

**Page sources**
1. American Bus Association Motorcoach Census
2. Airline industry statistics comparisons

| | |
|---|---|
| **575M** | annual US bus rides |
| **40K** | motorcoach buses in US |
| **3K** | US bus operators |
| **10** | buses per SME operator |
| **94%** | of operators own <25 buses |
| **55%** | average bus utilization rate |
| **<7%** | buses owned by Greyhound |

# Motorcoach Available Market

## The industry is fragmented and ripe for disruption.

**40K** motorcoaches on the road

**3K** charter bus companies

**2-10** buses operated per company

**580M** passenger trips

**$5B** worth of bus seats **go unoccupied** each year

Traditionally a B2B industry, bus operators charter buses **wholesale.**

Rally charters these buses and sells retail rides on our technology platform, under our brand, to own the customer relationship and creating new demand for charter buses.

Rally Bus replaces antiquated processes with new economy **business innovations.**

1. 2017 Motorcoach Census by the ABA Foundation, produced June 2019 by John Dunham & Associates and Rally's proprietary analysis for value of unoccupied seats.

# Green

## Buses are the greenest form of transportation

| | MOTORCOACH | HEAVY RAIL | TROLLEY BUS | VANPOOL | LIGHT RAIL | COMMUTER RAIL |
|---|---|---|---|---|---|---|
| **PASSENGER MILES** per gallon | 239.8 | 190.6 | 106.6 | 106.1 | 92 | 90.3 |
| **ENERGY USED** per passenger mile | 575 | 724 | 1294 | 1300 | 1500 | 1528 |
| **CO2 RELEASED** gram/per passenger mile | 43 | 127 | 228 | 97 | 264 | 183 |

| | INTERCITY RAIL | TRANSIT BUS | CARPOOL 2 person | DOMESTIC AIR TRAVEL | CAR average trip | CAR 1 person |
|---|---|---|---|---|---|---|
| **PASSENGER MILES** per gallon | 85.2 | 70.5 | 55.9 | 54.8 | 38.8 | 27.9 |
| **ENERGY USED** per passenger mile | 1619 | 1957 | 2470 | 2519 | 3555 | 4939 |
| **CO2 RELEASED** gram/per passenger mile | 147 | 136 | 184 | 188 | 265 | 368 |

1. Getting There Greener, Union of Concerned Scientists
2. Comparison of Energy Use & Emissions from Different Transportation Modes

rally | ourbus


Utica
Brampton
Toronto
Scarborough
Syracuse
Mississauga
Kitchener
Rochester
Niagara Falls
Albany
Lee Berkshires
Methuen
Amherst
Boston
Geneva
London
Buffalo
Batavia
Geneseo
Ithaca
Cortland
Northampton
Belchertown
Worcester
Quincy
Springfield
Corning
Binghamton
Elmira
Providence
Hartford
Sayre
Gouldsboro-Poconos
New London
Fort Lee
Allentown
Slippery Rock
State College
Kutztown
Hellertown
NYC
Reading
Newark
Woodbridge
New Brunswick
Hamilton
Fort Washington
Pittsburgh
Harrisburg
Douglassville
Berkeley Township
Manahawkin
King Of Prussia
Surf City
Lancaster
Philadelphia
Beach Haven
Breezewood
Malvern
Brigantine
Phil. Airport
Atlantic City
North Cape May
Ocean City
Sea Isle City
Wildwood
Avalon
Cape May
Wilmington
Baltimore
Columbia
Tysons
Washington
Vienna
Manassas
Harrisonburg
Roanoke
Blacksburg

# "Riding farther each day, fueled by the power of the people."

# Rally is a Digital-first Brand in Buses

Suite of mass mobility tech meets the needs of the modern customer while unlocking the latent value of the bus industry

## EVENTS

Addresses surge demand to venues during events & holiday travel

***Channel: B2B2C***


32

***Powered by*** rally

## NETWORK

Tangential offerings that monetize the network based on Rally's proprietary data

***Channel: Multiple***



## LINES

Provides regularly scheduled intercity and commuter bus services

***Channel: B2C***



***Powered by*** ourbus

## PLATFORM

Back-end tech to help bus operators manage all aspects of their business

***Channel: B2B***



# Additional Growth Opportunity: Rally Network

## Monetizing the network value of the industry with tangential services



### Door-to-Door

Connecting Rally's middle mile travel with first/last mile providers to complete the trip



### Advertising

Sells advertisers looking to reach bus riders and the surrounding community alike



### Financing & Insurance

Connects OEMs w/ operators looking for financing & insurance for their fleets



### Shipping

Each bus has excess storage capacity that is utilized for courier

With Rally's demand-creating products and vertical SaaS integration, we generate huge ancillary revenue opportunities. Each of the offerings here has already been proven viable and ready to scale. As our primary products scale, the value of the network increases exponentially.



# Additional Growth Opportunity: Rally Platform

## A suite of vertical SaaS products that help bus operators manage all aspects of their business



### Driver Product

Instruct, manage, & evaluate drivers



### Bus Product

IoT for buses, fleet management solutions



### Rider Product

Instant online quotes, apps for riders, organizers, & facilitators



### Operator Product

Operating system of the industry to replace antiquated software and manual processes

Rally has developed a suite of apps - Driver, Bus, Rider, and Operator - for its own services, and has begun to provide this software to bus operators to use for their existing operations via a vertical SaaS integration model. As Rally onboards more bus operators onto the platform, revenue is expected to steadily increase through predictable subscription revenue.





rally | ourbus

# Experienced Team of Founders

Mission-aligned transportation fanatics, passionately paving the future of bus tech



## Narinder Singh
CEO

Building and growing businesses at the intersection of transportation and technology for 25+ years; founded courier, logistics, and school bus technology companies



## Numaan Akram
CTO

Raised an entrepreneur, schooled a technologist, developer by trade, founder at heart; recruited and built teams continuously throughout career



### Lav Kush
CXO

15 years of experience in experience management and digital transformation with COPC, Six Sigma Black Belt, and PMP certifications



### Siheun Song
Director_

Creative force for brand and strategy. Juilliard, Columbia, Yale degrees. Career of building and leading sales teams to maximize performance



### Axel Hellman
Lines_

Masters in Transportation and Planning with expertise gained from NJ Transit, Port Authority of NY&NJ, and private sector transportation



### Chris DeVoe
Product_

Experienced process engineer, multiple product owner, with demonstrable successes in launching and maintaining services



### Peter Bray
Brand_

Former Head of Digital for **Saatchi & Saatchi**. Leads brand and marketing strategy



### Matt Atkin
Growth_

First 100 employees at **Uber.** Experience in growing internationally



### David Hall
Industry_

Former GM of **BoltBus.** Led the most successful brand in busing in the US motorcoach industry



### Jenny Larios Berlin
Mobility_

Cofounder & COO of **Optimus Ride**, AV technologies for mobility

# Rally with Industry Veterans

## Each is a shareholder and is an advisor and/or investor with the company



**Victor Parra**
**Buses_**
CEO & President United Motorcoach Association, for 20 yrs



**Seamus Hatch**
**Mobility_**
LogicWorks, Accenture, Sybase - twenty years building valuable businesses around innovative technology



**Keith Gordon**
**Sports_**
Former President, NFL Players Inc



**Patrick McQuown**
**Entrepreneur_**
Cofounder & CEO of Proteus; Executive Director - Entrepreneurship at Towson University



**Thomas Silver**
**Marketing_**
SVP, Dice Holdings, management
VP, Amex of company's first travel tech product



**Tom Ajello**
**Product_**
User experience specialist
Sr. Partner, Lippincott



**Brian Antolin**
**Buses_**
Founder and one of the leading voices in intercity travel and transportation in the US



**Jeffrey Chernick**
**Mobility_**
Cofounder of RideAmigos, transportation demand management technology licensed by municipalities and organizations globally



**Mark Wachen**
**Venture_**
Founder of CardSnacks and Founder of multiple venture firms and funds



**Seth Berkowitz**
**Founder_**
Founder and CEO at Insomnia Cookies



**Joseph Coyne**
**Venture_**
Harvard Business School, investing capital for institutions, family offices



**Derek Kleinow**
**Mobility_**
Venture Capital Business Development team at Amazon Web Services and founder



**Steffen Braun**
**Entrepreneur_**
CEO of KI group HQ, home of entrepreneurs, solvers & creators



**Rudy Lowy**
**Entrepreneur_**
Founded multiple insurance firms



**Whitny P Sobala**
**Brand_**
Founder of purpose-driven, brand building marketing firm



**Mike Adler**
**HR_**
20 years of experience recruiting for high scaling venture backed companies

# Perks

Rewards for our loyalists and volume discounts

## LOYALISTS

**Invest $500**

$200 gift card for Rally OurBus rides

**Invest $1,000**

$500 gift card for Rally OurBus rides

## PILOTS

**"For the ones who ride the change."**

**Invest $10,000** — 15% Bonus shares

Get a lifetime of rides on our routes

## CREATORS

**Invest $2,500** — 5% Bonus shares

Route or stop named after you

**Invest $5,000** — 10% Bonus shares

Bus designed and named after you

## LEADERS

**Invest $25,000** — 20% Bonus shares

Bonus Shares*

**Invest $50,000** — 25% Bonus shares

Bonus Shares*

**Invest $100,000** — 30% Bonus shares

Bonus Shares*

*Investing $25K or more and receive an invitation to go-public celebration dinner at NYSE or NASDAQ, when Rally goes public as it plans to do after raising sufficient capital.

# Near-term Capital Spend Initiatives

Marketing drives majority of use of funds



Use of funds 2025E -2026E
Other expenses
16.9%
Technology
8.9%
Payroll
12.2%
Marketing
61.9%


**Marketing spend**

- 80% of total marketing spend for Lines to support growing awareness of established lines routes and to launch select growth routes
- 20% of total marketing spend for Events business to support scaling strategic partnerships with venues and event producers

**Payroll**

- Round out C-suite and responsibly fill out org chart to support company growth
- Scale services and operations to provide 24/7 first-class service as a competitive advantage

**Software development**

- Develop AI to automate the processes, continue iterate on UX, productize platform, unify the technology stack across industry

**Other expenses**

- Includes professional fees, insurance, rent, and other OPEX line items



rally | ourbus

# Expected Performance of a New Line Route

Rally has a proven ability to run a profitable route quickly after launch



Gross profit $ life cycle of a newly launched Rally Lines route
$50,000
$25,000
$0
-$25,000
Gross revenue
40%
20%
0%
-20%
Gross Margin %
Marketing
Gross profit $
-2 -1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Month from launch


| **Pre Launch** | **Launch** | **Growth** | **Maturity** |
|---|---|---|---|
| Plan the route, begin marketing, all before trips start running | Period during which there is a net loss | Scale the line and maximize revenue potential with trip segmentation | Optimize the line for maximum profitability and fortify barriers to entry from potential competition |

1.A baseline route & associated line stops represents the expected performance, based on historical data of a typical newly launched route & associated line stop combinations.
2.Management expects to invest in PR & branding at the launch of each new route & associated line stops to drive awareness.
3.Management expects the performance of a baseline route & associated line stops to differ dependent on launch region.

# Runway with Additional Capital Infusion

Estimated cash runway with a $20m capital infusion in 2024-25



Cash runway from capital raise through December 2027
1
2
3
$20,000,000
$10,000,000
$0
-$10,000,000
Sep 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sep 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Sep 2026
Nov 2026
Jan 2027
Mar 2027
May 2027
Jul 2027
Sep 2027
Nov 2027
Cash balance
Net change


**1.** Increased marketing spend to support growing awareness of established lines routes, launching select new line routes, and launching B2B2C events partnerships results in cash burn during this period.

**2.** Cash position fluctuates in 2026 as management balances continued marketing investment, increasing gross margins, and the seasonality of the bus industry.

**3.** Increasing margins from Rally's core Lines and Events products and scaling higher margin Network and Platform service lines provide a sustainable way to continually increase cash position in 2027.

# Historical & Projected Income Statement

## Projections assume a $20M growth investment in 2024-25.

| *($ in millions)* | 2017A | 2018A | 2019A | 2020A | 2021A | 2022A | 2023A | 2024E | 2025E | 2026E | 2027E |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | | | |
| Lines | 2.3 | 7.4 | 15.2 | 4.0 | 9.2 | 24.9 | 28.3 | 32.3 | 53.6 | 104.1 | 171.7 |
| Events | 4.9 | 1.8 | 1.3 | 0.4 | 1.4 | 3.0 | 5.2 | 11.3 | 19.6 | 75.0 | 112.9 |
| Platform | - | - | 0.4 | 0.2 | 0.1 | 0.1 | - | 0.0 | 0.5 | 4.2 | 12.5 |
| Network | - | - | - | - | - | - | - | - | 0.9 | 6.1 | 16.2 |
| **Total Revenue** | **7.2** | **9.2** | **16.9** | **4.6** | **10.6** | **28.0** | **33.5** | **43.6** | **74.7** | **189.4** | **313.4** |
| *% growth* | | *28.2%* | *83.4%* | *(72.6%)* | *130.6%* | *162.9%* | *19.9%* | *30.2%* | *71.1%* | *153.6%* | *65.5%* |
| **Gross Profit** | | | | | | | | | | | |
| Lines | (0.5) | 1.2 | 2.0 | 0.6 | 0.9 | 0.3 | 5.5 | 5.5 | 9.1 | 21.9 | 42.9 |
| Events | 1.2 | 0.4 | 0.3 | 0.2 | 0.1 | 0.3 | 0.9 | 2.4 | 3.9 | 18.5 | 30.1 |
| Platform | - | - | 0.3 | 0.1 | 0.1 | 0.1 | - | 0.0 | 0.3 | 3.5 | 10.7 |
| Network | - | - | - | - | - | - | - | - | 0.7 | 3.2 | 5.8 |
| **Gross Profit** | **0.7** | **1.5** | **2.6** | **0.9** | **1.1** | **0.6** | **6.4** | **8.0** | **14.0** | **47.0** | **89.6** |
| *% Margin* | *9.4%* | *16.8%* | *15.2%* | *19.8%* | *10.2%* | *2.3%* | *19.1%* | *18.4%* | *18.7%* | *24.8%* | *28.6%* |
| **Operating Expenses** | | | | | | | | | | | |
| Sales, Marketing & Ops. | 1.7 | 3.5 | 4.0 | 1.9 | 1.9 | 4.7 | 6.2 | 6.4 | 26.2 | 48.0 | 66.8 |
| General & Administrative | 0.1 | 0.2 | 0.5 | 0.6 | 0.4 | 1.0 | 0.7 | 1.9 | 3.2 | 6.5 | 9.9 |
| Technology Development | 0.8 | 1.0 | 1.5 | 0.6 | 0.2 | 0.6 | 0.9 | 0.8 | 1.8 | 3.3 | 6.0 |
| **Total Operating Expenses** | **2.6** | **4.6** | **5.9** | **3.1** | **2.5** | **6.3** | **7.7** | **9.0** | **31.1** | **57.7** | **82.7** |
| *% of revenue* | *36.4%* | *50.3%* | *34.9%* | *66.2%* | *23.9%* | *22.7%* | *23.1%* | *20.7%* | *41.6%* | *30.5%* | *26.4%* |
| **EBITDA** | **(1.9)** | **(3.1)** | **(3.3)** | **(2.1)** | **(1.5)** | **(5.7)** | **(1.3)** | **(1.0)** | **(17.1)** | **(10.7)** | **6.9** |
| *% Margin* | *(27.0%)* | *(33.5%)* | *(19.8%)* | *(46.4%)* | *(13.7%)* | *(20.4%)* | *(4.0%)* | *(2.3%)* | *(22.9%)* | *(5.7%)* | *2.2%* |

**Improved margins in 2023**

Margins improved significantly in 2023 for both the 'Lines' and 'Events' products as management focused on established routes and took advantage in the surge of live events attendance.

**Marketing spend accelerates growth in 2025**

An increase in marketing expenditures in 2025 leads to a significant revenue jump for both Rally 'Lines' and 'Events'. Marketing spend is used to launch new Line routes, grow existing Line routes, and build awareness with event fan communities.

**Scale higher margin offerings in 2026-27**

Growth in Rally 'Lines' & 'Events' in 2025 sets the foundation for Rally to scale 'Platform' & 'Network' offerings. These higher margin service offerings - along with increased margins in 'Lines' & 'Events' - lead the company back to profitability in 2027.



rally

# Flywheel

Each service propels the others

- Rally creates a virtuous cycle that moves the private bus industry towards the best bus experience
- The pistons of this cycle are:
  - Create Demand
  - Increase Utilization
  - Integrate Technology
  - Brand Globally
- Win-win scenario for operators and riders allows positive adoption
- Rally is positioned as the managed marketplace of the industry



Events
GENERATE SOCIAL DEMAND
Owned Partner Channels
Network
GENERATE GLOBAL BRAND
Managed Market Network
Lines
INCREASE BUS UTILIZATION
Dynamic Routes & Schedules
Platform
CONNECT THE INDUSTRY
Automation & AI
HAPPY RIDERS
BEST BUS EXPERIENCE
HAPPY OPERATORS
RAISED AWARENESS
MORE TRIPS
RAISED AWARENESS
MORE TRIPS
RAISED AWARENESS
MORE TRIPS
RAISED AWARENESS
MORE TRIPS

# Mass Mobility as a Service

Rally has moved **millions** of riders as a virtual **bus 🚌company** by solving the challenges of the **middle-mile**.

Whether 📅regular intercity travel, or 🌊**surge demand** for 🏈🦃events🎄🎶, riders avoid driving, traffic, parking, gas, and tolls 😒 all the drawbacks of cars. Our **tech platform** aggregates individuals into rideshares for **40 to 400 mile**, intercity trips. We've built 📱apps for riders, drivers, buses, and bus companies. Our **AI**🔮predicts demand, **crowdsources** 🚩pickups, and 💸**crowdfunds** trips. We plan, price, and sell rides on **dynamic**, **demand-driven** trips. Built for the 🚴**multimodal**🚂**trip**🚕**economy**🚌 where people choose the best transport option to meet their needs of the particular moment, preferring what's **convenient** and 🍃**green.** Got the demand? Let's talk **supply-side**. Rally is a **category creator** and leader for this huge, overlooked sector of mobility. Our **managed marketplace** is **asset-lite**. We 📡**network** together the fleets of over **3,000 local bus operators**, who typically own 10 buses each. **NOT a broker nor lead-gen**; we unlock the value of 💹**excess bus capacity** by dispatching their buses as if they're ours. The US private bus industry is already moving ~65% of **US** ✈ **airline passenger volume** annually. Traditionally, buses are chartered wholesale to 🚸schools and churches; we make them **retail rideshares on-demand.** Still reading? 🌈Get visionary. We're partnered with the 🏆**world's leading commercial OEMs**, and together we'll deploy the next generation of ⚡**electric** & **autonomous buses**. Already a digital-first B2C brand for mass mobility. With vertical SaaS integration we become the 💻**OS of the bus industry** and monetize all of the 🚶 user journey with a **market network**.

# Legal disclaimers

## IMPORTANT INFORMATION

This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Rally Communitas Corp (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.